Synergen Law Group

A Professional Law Corporation

June 24, 2013

Ms. Jennifer Lopez Securities and Exchange Commission Division of Corporation Finance Washington, DC 20549	Via Edgar Only

Re:       NuZee, Inc.

            Form 8-K filed on April 25, 2013

Dear Ms. Lopez:

We had anticipated to have completed our responses by June 21, 2013.  Unfortunately, NuZee, Inc.  was unable to file its amended Form 8-K by the anticipated date and is hereby requesting an additional extension to June 28, 2013 to file its amended 8-K and responses.

Please feel free to contact me if you have any questions or require additional information.

                                                                        Regards,

                                                                        SYNERGEN LAW GROUP

                                                                        /s/  Karen Batcher

                                                                        Karen A. Batcher, Esq.

                                                                        kbatcher@synergenlaw.com

cc:        Mr. Craig Hagopian, President (via email only)

819 Anchorage Place, Suite 28                                                                                                Tel.  619.475.7882

         Chula Vista,  CA  91914                                                                                                           Fax.  866.352.4342